UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-16335

MAGELLAN MIDSTREAM PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

One Williams Center

Tulsa, Oklahoma 74172
(918) 574-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partner Interests

3.200% Senior Notes due 2025

5.000% Senior Notes due 2026

3.250% Senior Notes due 2030

6.400% Senior Notes due 2037

4.200% Senior Notes due 2042

5.150% Senior Notes due 2043

4.200% Senior Notes due 2045

4.250% Senior Notes due 2046

4.200% Senior Notes due 2047

4.850% Senior Notes due 2049

3.950% Senior Notes due 2050

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15-22(b)	☐

Approximate number of holders of record as of the notice date:

Common Units Representing Limited Partner Interests: 1

3.200% Senior Notes due 2025: 51

5.000% Senior Notes due 2026: 68

3.250% Senior Notes due 2030: 60

6.400% Senior Notes due 2037: 29

4.200% Senior Notes due 2042: 35

5.150% Senior Notes due 2043: 52

4.200% Senior Notes due 2045: 38

4.250% Senior Notes due 2046: 46

4.200% Senior Notes due 2047: 39

4.850% Senior Notes due 2049: 35

3.950% Senior Notes due 2050: 47

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification to be signed on its behalf by the undersigned duly authorized person.

Dated: October 11, 2023

MAGELLAN MIDSTREAM PARTNERS, L.P.

By:	Magellan GP, LLC, its General Partner

By:	/s/ Walter S. Hulse III
	Name:	Walter S. Hulse III
	Title:	Chief Financial Officer, Treasurer and Executive Vice President, Investor Relations and Corporate Development